POWER OF ATTORNEY

BE IT KNOWN, that The Edward W. Scripps Trust, does hereby make and appoint Donald E. Meihaus, Secretary and Treasurer of The Edward W. Scripps Trust, as its true and lawful attorney for it and in its name, place and stead, giving and granting to said attorney the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934, with copies to the New York Stock Exchange, with full power of substitution and revocation, hereby ratifying and confirming such act(s) that said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of June, 2008.

Successor Trustees of The Edward W. Scripps Trust

/s/ John H. Burlinagme
/s/ Mary M. Peirce
/s/ Nackey E. Scagliotti